UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013.

Commission File Number: 001-35197

LAKE SHORE GOLD CORP.

(Translation of registrant’s name into English)

181 University Avenue, Suite 2000, Toronto, Ontario Canada M5H 3M7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAKE SHORE GOLD CORP.

Date: December 19, 2013	By:	/s/ Alasdair Federico
	Name:	Alasdair Federico
	Title:	VP, General Counsel & Secretary

EXHIBITS

Exhibit No.	Exhibit Description
99.1

Press Release, dated December 16, 2013, announcing that Lake Shore Gold Corp. had amended the terms of its Credit Agreement dated June 13, 2012, with the several lenders from time to time parties thereto as Lenders and Sprott Resource Lending Partnership, as administrative agent.

99.2	Form 51-102F3 Material Change Report under National Instrument 51-102, dated December 18, 2013.
99.3

Fifth Credit Agreement Modification Agreement dated as of December 12, 2013, between Lake Shore Gold Corp., the several lenders from time to time parties thereto as Lenders and Sprott Resource Lending Partnership, as administrative agent.

99.4

Fourth Credit Agreement Modification Agreement dated as of October 9, 2012, between Lake Shore Gold Corp., the several lenders from time to time parties thereto as Lenders and Sprott Resource Lending Partnership, as administrative agent.

99.5

Third Credit Agreement Modification Agreement dated as of August 29, 2012, between Lake Shore Gold Corp., the several lenders from time to time parties thereto as Lenders and Sprott Resource Lending Partnership, as administrative agent.

99.6

Second Credit Agreement Modification Agreement dated as of August 20, 2012, between Lake Shore Gold Corp., the several lenders from time to time parties thereto as Lenders and Sprott Resource Lending Partnership, as administrative agent.

99.7

Credit Agreement Modification Agreement dated as of June 29, 2012, between Lake Shore Gold Corp., the several lenders from time to time parties thereto as Lenders and Sprott Resource Lending Partnership, as administrative agent.